This slide is not for distribution in isolation and must be viewed in conjunction with the accompanying term sheet, product supplement, prospectus supplement and prospectus, which further describe the terms, conditions and risks associated with the notes.

Capped Contingent Buffered Equity Notes Linked to the SPDR S&P Homebuilders ETF due November 30, 2015

J.P.Morgan

The notes are designed for investors who seek unleveraged exposure to the appreciation of the SPDR S&P Homebuilders ETF subject to a contingent minimum return and up to a maximum return of 11.50% at maturity. Investors should be willing to forgo interest and dividend payments and, if Final Share Price is less than the Initial Share Price by more than 15%, be willing to lose some or all of their principal amount at maturity. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Trade Details/Characteristics

Reference Fund: The SPDR S&P Homebuilders ETF (Bloomberg ticker: XHB) (the "Fund")

Maximum Return: 11.50%
For example, assuming the Maximum Return is 11.50%, if the Fund Return is equal to or greater than 11.50%, you will receive the Maximum Return of 11.50%, which entitles you to a maximum payment at maturity of $1,115.00 per $1,000 principal amount note that you hold.

Contingent Minimum Return: 4%

Contingent Buffer Amount: 15%

Fund Return:

$$\frac{\text{Final Share Price} - \text{Initial Share Price}}{\text{Initial Share Price}}$$

Initial Share Price: The closing price of one share of the Fund on the Pricing Date

Final Share Price: The arithmetic average of the closing prices of one share of the Fund on the Ending Averaging Dates

Payment at Maturity: If the Final Share Price is greater than or equal to the Initial Share Price or is less than the Initial Share Price by up to the Contingent Buffer Amount, at maturity you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Fund Return, subject to the Contingent Minimum Return and the Maximum Return. Accordingly, under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × the greater of (i) the Contingent Minimum Return and (ii) the Fund Return), subject to the Maximum Return

If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount, you will lose 1% of the principal amount of your notes for every 1% that the Final Share Price is less than the Initial Share Price. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Fund Return)

If the Final Share Price is less than the Initial Share Price by more than the Contingent Buffer Amount of 15%, you will lose more than 15% of your principal amount at maturity and may lose all of your principal amount at maturity.

Pricing Date: November 13, 2015

Ending Averaging Dates: November 18, 2016, November 21, 2016, November 22, 2016, November 23, 2016, and November 25, 2016 (the Final Ending Averaging Date)

Preliminary Termsheet http://www.sec.gov/Archives/edgar/data/19617/000095010315008771/dp61120_fwp-1105.htm

Please see the term sheet hyperlinked above for additional information about the notes, including JPMS's estimated value, which is the estimated value of the notes when the terms are set.

Hypothetical Return for the Notes at Maturity


Note Payoff at Maturity
Fund Return
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
$600
Payment at Maturity
-30%
-20%
-10%
0%
10%
20%
30%
Fund Return

The following table and examples illustrate the hypothetical total return and the hypothetical payment at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return or payment at maturity set forth below assumes an Initial Share Price of $35 and reflects the Maximum Return of 11.50%, the Contingent Minimum Return of 4% and the Contingent Buffer Amount of 15%.

Risk Considerations

The risks identified below are not exhaustive. Please see the term sheet hyperlinked above for more information.

- Your investment in the notes may result in a loss.
- The appreciation potential of the notes is limited, and you will not participate in any appreciation in the Reference Index above the Maximum Return.
- Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- JPMorgan Chase & Co. and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging JPMorgan Chase & Co.'s obligations under the notes. Their interests may be adverse to your interests.
- The benefit provided by the contingent buffer may terminate on the final Ending Average Date.
- Lack of liquidity - J.P. Morgan Securities LLC ("JPMS") intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.
- JPMS's estimated value does not represent the future value of the notes and may differ from others' estimates.
- JPMS's estimated value will be lower than the issue price (price to the public) of the notes.
- JPMS's estimated value is not determined by reference to credit spreads for our conventional fixed rate debt.
- The performance and current market value of the Fund, particularly during periods of market volatility may not correlate with the underlying index or the NAV of the Fund.
- Risks associated with the homebuilders industry:
- Risks related to non-U.S. issuers of
- The anti-dilution protection for the Fund is limited
- No interest or dividend payments or voting rights on the Fund.

Hypothetical Examples of Amounts Payable at Maturity

Final Share Price	Fund Return	Total Return
63.0000	80.00%	11.50%
52.5000	50.00%	11.50%
49.0000	40.00%	11.50%
45.5000	30.00%	11.50%
42.0000	20.00%	11.50%
39.0250	11.50%	11.50%
36.7500	5.00%	5.00%
36.4000	4.00%	4.00%
35.8750	2.50%	4.00%
35.0000	0.00%	4.00%
33.2500	-5.00%	4.00%
31.5000	-10.00%	4.00%
29.7500	-15.00%	4.00%
29.7465	-15.01%	-15.01%
26.2500	-25.00%	-25.00%
21.0000	-40.00%	-40.00%
3.5000	-60.00%	-60.00%
0.0000	-80.00%	-80.00%

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus, the prospectus supplement as well as any relevant product supplement, underlying supplement and term sheet if you so request by calling toll-free 866-535-9248.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

Filed pursuant to Rule 433
Registration Statement No. 333-199966
Dated: November 10,2015